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                              December 5, 2022

       Liyuan Woo
       Chief Financial Officer
       Beauty Health Co
       2165 Spring Street
       Long Beach, CA 90806

                                                        Re: Form 10-K filed
March 1, 2022
                                                            File No. 001-39565

       Dear Liyuan Woo :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Financial Statements
       Note 2 -- Summary of Significant Accounting Policies
       Revenue Recognition, page 91

   1. Please expand your disclosures to explain how you determine the transaction price.
                                                        Address the different
forms of variable consideration included in your contracts with customers, how you
estimated the variable consideration and whether the estimates were constrained. Refer to
ASC 606-10-50-12(b), 50-12(d), 50-12(e), 50-17 and 50-20. In this regard, we note your
disclosures on page 70 which indicates that the determination of the reduction of the
transaction price for variable consideration requires that you make certain estimates and
assumptions that affect the timing and amounts of revenue recognized.
       Exhibits 31.1 and 31.2, page 1

   2.                                                   Notwithstanding
management's exclusion of its report on ICFR, you must include the internal control over
financial reporting language in the introductory portion of paragraph
                                                        4 of the Section 302
certifications, as well as paragraph 4(b). Please refer to the Division
 Liyuan Woo
Beauty Health Co
December 5, 2022
Page 2
         of Corporation Finance   s C&DIs for Regulation S-K, Question 215.02.
and amend your
         certifications accordingly. Address this comment as it relates to the certifications included in your fiscal year 2022 Forms 10-Q.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at
202-551-
3355 with any questions.



                                                           Sincerely,
FirstName LastNameLiyuan Woo
                                                           Division of
Corporation Finance
Comapany NameBeauty Health Co
                                                           Office of Industrial
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December 5, 2022 Page 2                                    Services
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